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July 29, 2009

VIA EDGAR AND FACSIMILE

Mr. Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Room 4423
Washington, D.C. 20549-4644

Re:   HARTFORD LIFE INSURANCE CO. SEPARATE ACCOUNT SEVEN
      Initial Registration Statement on Form N-4
      File Nos. 333-159545; 811-04972

      HARTFORD LIFE & ANNUITY INSURANCE CO. SEPARATE ACCOUNT SEVEN Initial Registration Statement on Form N-4
      File Nos. 333-159547; 811-09295

Dear Mr. Kosoff:

Thank you for your letter dated July 9, 2009 commenting on the above-captioned registration statements and our discussions on July 20, 2009 and July 27, 2009. In accordance with your request, presented below and attached hereto please find specific responses to each of your comments and questions:

1.   GENERAL COMMENTS

A. PLEASE CONSIDER INCLUDING AN ADDITIONAL SECTION TO THE INTRODUCTION WHICH PLAINLY EXPLAINS THE FEATURES, BENEFITS AND DIFFERENCES BETWEEN THE PERSONAL PENSION ACCOUNT, THE FIXED ACCUMULATION ACCOUNT AND THE SUB-ACCOUNTS.

Agreed.

B. FOR EACH EXAMPLE IN APPENDIX A, PLEASE INCLUDE A SPECIFIC CROSS-REFERENCE TO APPENDIX A IN THE PROSPECTUS WHERE THE RELEVANT CONCEPT IS DESCRIBED.

Agreed.

2.   FEE SUMMARY (P. 4)

A. PLEASE CLARIFY WHETHER THE SEPARATE ACCOUNT ANNUAL EXPENSES ARE ASSESSED AGAINST THE SEPARATE ACCOUNT VALUE OR CONTRACT VALUE. (I.E., ARE M&E RISK CHARGES AND ADMINISTRATIVE

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CHARGES ASSESSED AGAINST THE FIXED ACCOUNT ASSETS? IF SO, PLEASE CLARIFY WHETHER
THE STATE MINIMUM NON-FORFEITURE RATES REFLECT THESE EXPENSES.)

Agreed.

B. PLEASE CLARIFY WHO CAN INVEST IN THE I CLASS.

Agreed.

3.   TOTAL ANNUAL FUND OPERATING EXPENSES (PP. 4-5)

A. PLEASE REVISE THE FIRST SENTENCE OF THE INDIVDUAL FUND FEE TABLE NARRATIVE TO MODIFY THE LANGUAGE WHICH STATES THE TABLE REFLECTS THE EXPENSES FOR EACH UNDERLYING FUND AS OF ITS YEAR END. THIS LANGUAGE WOULD NOT BE ACCURATE FROM JANUARY 1 OF A GIVEN YEAR THROUGH THIS PRODUCT'S ANNUAL UPDATE.

Agreed.

B. PLEASE REMOVE THE LANGUAGE QUALIFYING THE CONTENTS OF THE INDIVIDUAL FUND FEE TABLE.

Agreed.

C. IN THE NARRATIVE PRECEDING TOTAL ANNUAL FUND OPERATING EXPENSES, IF APPLICABLE, PLEASE DISCLOSE THAT SOME FINDS MAY ALSO IMPOSE A SHORT-TERM REDEMPTION FEE.

Agreed. Short-term redemption fees do not apply to the funds listed.

D. WITH REGARD TO THE TOTAL ANNUAL FUND OPERATING EXPENSES, PLEASE CONFIRM THAT THE REGISTRANT WILL SHOW GROSS FEES. IF THE REGISTRANT WISHES TO SHOW FEES NET OF CONTRACTUAL WAIVERS EXTENDING OUT AT LEAST ONE YEAR, THE REGISTRANT MAY ADD A SECOND LINE DOING SO.

Gross fees will be shown.

E. INDIVIDUAL FUND FEE TABLES.

    i. PLEASE NOTE THAT CONTRACTUAL WAIVERS AND REIMBURSEMENTS ENDING IN LESS THAN ONE YEAR FROM THE EFFECTIVE DATE OF THE PROSPECTUS CANNOT BE REFLECTED IN THE FEE TABLES.

Noted.

    ii. PLEASE DISCLOSE WHICH OF THE INVESTMENT OPTIONS ARE FUNDS OF FUNDS AND STATE THAT EXPENSES OF A FUND OF FUNDS MAY BE HIGHER THAN A REGULAR FUND DUE TO THE TWO TIERED LEVEL OF EXPENSES.

Agreed.

    iii. PLEASE INCLUDE FOOTNOTES TO THE INDIVIDUAL FUND FEE TABLES DESCRIBING THE NATURE AND TERM OF THE CONTRACTUAL FEE WAIVERS OR EXPENSE REIMBURSEMENTS LISTED IN THE INDIVIDUAL FUND FEE TABLES.

Agreed.

    iv. PLEASE INCLUDE A FOOTNOTE DESCRIBING THE CONTRACTUAL WAIVER FOR THE AIM V.I. MID-CAP CORE EQUITY FUND.

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Agreed.

4.   EXAMPLE (P . 6)

PLEASE EXPLICITLY STATE WHICH RIDERS WOULD PROVIDE THE HIGHEST POSSIBLE OPTIONAL CHARGE (I.E., RETURN OF PREMIUM DEATH BENEFIT).

Agreed.

5.   THE GENERAL ACCOUNT (PAGE 7)

PLEASE INSERT THE PHRASE "AND ANY OTHER PARENT OBLIGATION WE UNDERTAKE IN THE CONTRACT" INTO THE FIRST SENTENCE OF THE GENERAL ACCOUNT SECTION BEFORE THE
PHRASE "ARE SUBJECT TO OUR FINANCIAL STRENGTH. . . ."

Agreed.

6.   THE SEPARATE ACCOUNT (P.7)

IN THE FOURTH BULLET POINT, PLEASE REPLACE "MAY BE SUBJECT TO LIABILITIES OF OTHER VARIABLE ANNUITY CONTRACTS OFFERED BY A SEPARATE ACCOUNT" WITH "MAY BE SUBJECT TO LIABILITIES OF OTHER VARIABLE ANNUITY CONTRACTS OFFERED BY THIS SEPARATE ACCOUNT".

Agreed.

7.   VOTING RIGHTS (P. 8)

PLEASE REMOVE THE TERM "ECHO" FROM THE PHASE "PROPORTIONAL VOTING" AS THIS ADDED TERM MAY ADD UNNECESSARY CONFUSION.

Agreed.

8.   FIXED ACCUMULATION FEATURE (PP. 9-10)

A. PLEASE DEFINE THE TERM "PROGRAMS".

This reference to investment programs has been deleted.

B. PLEASE NOTE THAT THE LAST SENTENCE OF THE THIRD PARAGRAPH OF THE FIXED ACCUMULATION SUBSECTION IS AN INCOMPLETE SENTENCE.

Noted.

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9.   PERSONAL PENSION ACCOUNT (P. 10)

A. PLEASE CLARIFY SUPPLEMENTALLY HOW THE PERSONAL PENSION ACCOUNT DOES NOT GUARANTEE "ACCOUNT VALUE" (I.E., IS THE PRINCIPAL HELD IN THE PERSONAL PENSION ACCOUNT EVER AT RISK?)

The Personal Pension Account operates as a fixed, deferred, annuity investment feature. As such, subject to applicable state insurance law, the Personal Pension Account does not establish a cash surrender benefit and therefore reference to an "account value" would be inappropriate and confusing. The notional value of Personal Pension Account investments will be communicated to contract owners through, among other means, statements of account, confirmation statements and upon request.

B. THE SUMMARY REFERS TO A "BENEFIT BALANCE," AND REFERS TO WHAT CONSTITUTES THE ORIGINAL BENEFIT BALANCE, AS WELL AS HOW IT MAY INCREASE. HOWEVER, THE SUMMARY ALSO NOTES IN BOLD THAT THE PERSONAL PENSION ACCOUNT "DOES NOT ESTABLISH . . . AN ACCOUNT VALUE." ACCORDINGLY, PLEASE DESCRIBE IN PLAIN ENGLISH EXACTLY WHAT A BENEFIT BALANCE IS AND WHAT IS ITS PURPOSE.

Agreed.

C. THE PERSONAL PENSION ACCOUNT APPEARS TO OPERATE SIMILARLY TO THE FIXED ACCUMULATION FEATURE, EXCEPT THAT BALANCES IN THE PERSONAL PENSION ACCOUNT MAY BE ANNUITIZED WITHOUT REQUIRING THAT OTHER AMOUNTS IN THE CONTRACT BE ANNUITIZED. PLEASE CLARIFY IN PLAIN ENGLISH AT THE BEGINNING OF THE SECTION WHAT IS THE PURPOSE OF THE PERSONAL PENSION ACCOUNT AND WHAT SHOULD AN INVESTOR CONSIDER BEFORE CHOOSING BETWEEN THE PERSONAL PENSION ACCOUNT AND THE FIXED ACCUMULATION FEATURE. IN THE LAST SENTENCE BEFORE "CONTRIBUTIONS," PLEASE MORE PLAINLY DESCRIBE HOW THE FIXED ACCOUNT IS DIFFERENT FROM THE PERSONAL PENSION ACCOUNT AND CLEARLY COMMUNICATE UNDER WHAT CIRCUMSTANCES AN INVESTOR WOULD WANT TO PUT MORE OR LESS INTO THE PERSONAL PENSION ACCOUNT.

Agreed.

D. THE PROSPECTUS NOTES THAT ANNUITIZATION OF AMOUNTS IN THE PERSONAL PENSION ACCOUNT WILL BE AT A "GUARANTEED PAYOUT RATE." PLEASE CLARIFY HOW THESE RATES WILL DIFFER FROM THE RELEVANT GUARANTEED PAYOUT RATES PROMISED FOR ANNUITIZATIONS AT THE END OF THE ACCUMULATION PERIOD FOR AMOUNTS IN THE SEPARATE ACCOUNT. SIMILARLY, PLEASE CLARIFY SUPPLEMENTALLY THE DIFFERENCE, IF ANY, BETWEEN THE "GUARANTEED MINIMUM PAYOUT RATE PROVIDED IN [THE] CONTRACT" AND THE GUARANTEED PAYOUT RATES PROMISED FOR ANNUITIZATIONS AT THE END OF THE ACCUMULATION PERIOD FOR AMOUNTS IN THE SEPARATE ACCOUNT. IF ACCURATE, PLEASE CLARIFY THAT WITH THE PERSONAL PENSION ACCOUNT, THE GUARANTEED PAYOUT RATES ARE SET WHEN YOU MAKE A CONTRIBUTION, WHILE WITH INVESTMENTS IN SUB-ACCOUNTS OR THE FIXED ACCUMULATION FEATURE (CONTRACT VALUE), ANY FIXED PAYOUT WOULD BE GUARANTEED AT A RATE SET AT THE TIME OF ANNUITIZATION.

Agreed.

E. THE PROSPECTUS NOTES THAT THE MAXIMUM AMOUNT OF BENEFIT BALANCE THAT CAN BE TRANSFERRED OUT OVER TIME IS (IGNORING THE INTEREST ALTERNATIVE) THE GREATER OF WHAT WAS WITHDRAWN IN THE PRIOR YEAR AND 4% OF THE PREVIOUS YEAR'S BENEFIT BALANCE. THIS MEANS THAT FAILURE TO WITHDRAW AN AGGREGATE AMOUNT IN EXCESS OF 4% IN ANY YEAR LIMITS WITHDRAWAL RIGHTS IN ALL SUBSEQUENT YEARS TO 4%. PLEASE HIGHLIGHT THIS FACT AND THE LAST SENTENCE OF THE TRANSFERS

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SUBSECTION IN BOLD. PLEASE EXPLICITLY STATE THAT TRANSFER PRIVILEGES ARE HIGHLY
RESTRICTIVE AND PROVIDE AN EXAMPLE OF THIS POINT. PLEASE MAKE THE LAST PARAGRAPH APPEARING BEFORE THE SECTION CAPTIONED "DEATH BENEFIT" BOLD.

We respectfully submit that when an amount less than the maximum allowable transfer amount is taken, future available, maximum transfer amounts are not necessarily limited to the amount of the initial transfer amount. Other appropriate revisions are reflected.

F. ADD A DISCUSSION REGARDING SOME OF THE BENEFITS AND CONSIDERATIONS ASSOCIATED WITH INVESTING IN THE PERSONAL PENSION ACCOUNT (I.E., TRANSFERS OUT ARE VERY RESTRICTED AND COMMUTED VALUE UPON FULL SURRENDER MAY BE LESS THAN WHAT YOU PUT IN, PARTICULARLY AS THE CONTRACT OWNER GETS OLDER). PLEASE ALSO PROVIDE AN EXAMPLE OF COMMUTATION WHERE A 90 YEAR OLD WISHES TO SURRENDER THEIR CONTRACT.

Please refer to responses herein and the various revisions within the attached prospectus with regard to many of the benefits and considerations associated with investing in the Personal Pension Account. The degree to which commutation affects Benefit Balance is not predictable because of the uncertainty of factors such as investment duration, interest rates and the continuance (or voluntary waiver) of lifetime annuity payouts. Please refer to the introductory paragraph and "Other Information" in the Personal Pension Account section as well as under the heading "After the Annuity Commencement Date" in the Surrender section for a discussion regarding the impact of waiving life contingent annuity payments through full surrender. As noted, an investor can partially surrender their contract at any time in order to preserve these lifetime payments. We use the word waiver to connote that no action on the part of the insurer deprives investors of these payments. We will put these sentences in bold to accentuate this concept.

An example of an older person seeking surrender of their contract is included in Example 4 of the version attached for your consideration. As you can see, the annuitant's age in and of itself is not a relevant factor in gauging Benefit Balance upon surrender. We therefore did not feel it was necessary to extrapolate the information in Example 4 beyond age 85.

10.  PERSONAL PENSION ACCOUNT - DEATH BENEFIT (P. 11)

EITHER HERE OR IN THE STANDARD DEATH BENEFIT AND GUARANTEED MINIMUM DEATH BENEFITS SECTION, PLEASE EXPLAIN MORE CLEARLY HOW THE PERSONAL PENSION ACCOUNT AFFECTS THE VARIOUS DEATH BENEFITS.

Agreed.

11.  PERSONAL PENSION ACCOUNT - OTHER INFORMATION (P. 12)

AS IT IS NOT OBVIOUS FROM THE DISCLOSURE, PLEASE CLARIFY WHY INVESTMENTS IN THE PERSONAL PENSION ACCOUNT ARE NOT WELL-SUITED TO THOSE LESS THAN 50 YEARS OLD. (I.E., IS IT THE LACK OF A CASH VALUE AND A DISADVANTAGEOUS DISCOUNT RATE UPON COMMUTATION?). PLEASE DEFINE THE TERM "TARGET-INCOME AGE."

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We will add additional clarification and the additional definition requested.

12.  PERSONAL PENSION ACCOUNT - EFFECT OF FULL SURRENDERING THE CONTRACT (P. 12)

A(i). IF ACCURATE, PLEASE EXPLICITLY STATE THAT THE DISCOUNT RATE USED TO DETERMINE THE COMMUTED VALUE MAY BE DIFFERENT THAN THE CURRENT CREDITED RATES.

We have provided clarification in the "What is Commuted Value" section that the discount rate used to determine the commuted value is different from payout rates. We respectfully submit that it would be overly confusing to explicitly state that the discount rate is different from the credited rates because they are fundamentally different concepts (accumulation vs. payout). Only payout rates are used to establish the Personal Pension Account Payouts and could potentially be confused with the discount rate.

(ii) PLEASE CLARIFY THAT ANY AMOUNT SURRENDERED WILL BE LESS THAN THE BENEFIT BALANCE. PLEASE FURTHER CLARIFY THAT THE OLDER YOU ARE, THE LESS YOU MIGHT GET UPON SURRENDER. PLEASE EXPAND THE EXAMPLES TO SHOW HOW A CONTRACT OWNER CAN GET LESS THAN THE BENEFIT BALANCE.

As explained above in section 9, and in particular response 9(f), the contract does not permit the Benefit Balance to be surrendered. This is because the Personal Pension Account is designed to generate long-term payments for retirement or other purposes. In this regard, it is intended to meet the same financial goals as a conventional immediate annuity. Similar to many annuity payout contracts, however, the contract does permit Annuity Payout Values to be commuted. We have added disclosure under the heading "Personal Pension Account Payouts" in the Personal Pension Account section clarifying that the Benefit Balance cannot be surrendered. Because of the foregoing, we believe that it would be misleading to refer to surrenders when explaining the purpose of the Benefit Balance. We have also clarified that the amount received following commutation is not predictable and why.

B(i). THE PROSPECTUS NOTES THAT A FULL SURRENDER OF THE CONTRACT WILL TRIGGER AN ANNUITIZATION OF THE REMAINING BENEFIT BALANCE AND COMMUTATION OF THE "APPLICABLE" PERSONAL PENSION ACCOUNT PAYOUTS, FOLLOWED BY THE PAYMENT OF A LUMP SUM. THIS SUGGESTS THAT THE BENEFIT BALANCE WILL BE ANNUITIZED SIMPLY FOR THE PURPOSE OF COMMUTATION. PLEASE CLARIFY WHAT IS INTENDED AND, IF THIS IS THE CASE, WHY ISN'T THE BENEFIT BALANCE SIMPLY PAID WITHOUT THE PROCESS OF ANNUITIZATION AND COMMUTATION?

As a paid-up annuity feature, the way to access Personal Pension Account Payouts is to follow the protocols described in Annuity Payout Options Two or Eight (if available). Commutation does not apply to the receipt of Personal Pension Account Payouts. Moreover, commutation of lump sum accelerated Personal Pension Account Payouts does not affect remaining life annuity payouts which will resume at the conclusion of the "Period Certain" duration.

(ii) PLEASE CLARIFY WHAT THE DIFFERENCE IS BETWEEN AN ACCELERATED LUMP SUM PAYMENT AND COMMUTATION. PLEASE CLARIFY WHY THE LANGUAGE UNDER "EFFECT OF FULLY SURRENDERING THE CONTRACT" REFERS TO COMMUTING THE PERSONAL PENSION ACCOUNT, WHEN THE DISCLOSURE ON PAGE 27

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STATES THAT YOU CANNOT COMMUTE THE PERSONAL PENSION ACCOUNT. PLEASE MAKE IT
CLEARER AS TO WHAT THE INVESTOR RECEIVES UPON A FULL SURRENDER.

Please refer to response 9(f) and revisions made to the prospectus in the Personal Pension Account and "What is Commuted Value?" sections.

13.  CAN YOU CANCEL YOUR CONTRACT AFTER YOU PURCHASE IT? (P. 13)

PLEASE CLARIFY WHETHER THE RETURN OF ACCOUNT BALANCE INCLUDES THE DEDUCTION OF FEES (E.G., FRONT-END SALES LOAD). PLEASE CLARIFY, DOES THIS MEAN YOU GET THE ACCOUNT BALANCE WITH ANY ASSESSED DEDUCTIONS AND SALES CHARGES BEING ADDED BACK TO THE ACCOUNT BALANCE?

Agreed.

14.  HOW ARE DEPOSITS APPLIED TO YOUR CONTRACT? (P. 13)

PLEASE SUPPLEMENTALLY DESCRIBE WHAT "MARKET LOSSES" ARE CONTEMPLATED DURING THE REVIEW PERIOD. PLEASE ALSO EXPLAIN SUPPLEMENTALLY WHY A FINANCIAL INTERMEDIARY WOULD UNWIND A TRANSACTION AFTER THE SUITABILITY REVIEW IS COMPLETED.

This reference was intended to address changes in the stock market and has been deleted based on existing references to lost investment opportunities.

15.  STATIC ASSET ALLOCATION MODELS (P. 14)

PLEASE INCLUDE THE MAKEUP OF THE STATIC MODELS, (IF THIS INFORMATION IS GOING TO BE INCLUDED IN APPENDIX C, PLEASE INCLUDE A CROSS-REFERENCE TO THAT APPENDIX.)

Static asset allocation models are provided in marketing materials and application forms. To avoid the administrative difficulties of adding and continually updating these models in the prospectus -- especially as they are updated each year; and to avoid any possible inference that we are providing investment advice in regard to such annual updates, we respectfully submit that a more effective disclosure would be to alert investors to the availability of such asset allocation models in the above referenced sources and suggest that investors contact their Financial Intermediary for more information.

16.  DOLLAR COST AVERAGING PROGRAMS (PP. 15-16)

A. UNDER THE 12-MONTH TRANSFER PROGRAM OR 6-MONTH TRANSFER PROGRAM, PLEASE EXPLAIN WHAT THE CONSEQUENCES ARE TO NOT FULLY DEPLETING THE SUMS INVESTED, AND NOT MAKING CONSECUTIVE MONTHLY WITHDRAWALS. (I.E., ARE THESE TRANSFERS SCHEDULED AT THE TIME THE PROGRAM IS ELECTED AND IRREVOCABLE?)

Agreed.

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B. FIXED AMOUNT DCA - PLEASE CLARIFY WHETHER ONE CAN USE THIS PROGRAM TO MOVE
FUNDS TO MULTIPLE FUNDS.

Agreed.

C. IN THE EARNING/INTEREST DCA - PLEASE EXPLAIN WHAT IS CONSIDERED A FUND'S EARNINGS. (I.E., IS IT ANY GAIN AT THE END OF THE MONTH OR QUARTER OVER THE INITIAL AMOUNT INVESTED IN THE SUBACCOUNT UNDER THE PROGRAM; OR IS IT ANY GAIN OVER THE PREVIOUS QUARTER OR MONTH'S SUBACCOUNT VALUE?)

Agreed.

D. IN THE "OTHER PROGRAM CONSIDERATIONS" SUBSECTION, THE PROSPECTUS NOTES THAT ASSETS IN A LIQUIDATED FUND ARE MOVED INTO A MONEY MARKET FLUID. PLEASE CLARIFY WHAT NOTICES ARE PROVIDED TO THE CONTRACT OWNER OF THE TRANSFER.

Agreed.

17.  WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER (P. 17)

PLEASE CLARIFY SUPPLEMENTALLY THE RATIONAL FOR DISCLOSING THE OPERATIONAL PROCEDURES HARTFORD HAS IN PLACE TO NET-OUT TRANSACTIONS.

Item 7(e) of Form N-4 requires that we disclose the risks of frequent transfers of contract value among the sub-accounts and any policies and procedures relating to frequent transfers. Disclosing the operational procedures for netting transactions relates, in part, to this requirement inasmuch as investors can better understand trading at the omnibus level. SEE ALSO Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, Release Nos. 33-8408 (April 23, 2004).

18.  TELEPHONE AND INTERNET TRANSFERS (P. 19)

PLEASE EXPLICITLY DESCRIBE THE OTHER METHODS OF MAKING TRANSFERS (I.E., THROUGH THE MAIL OR THROUGH YOUR FINANCIAL INTERMEDIARY).

Agreed.

19.  DISTRIBUTION CHARGES (P. 20)

A. PLEASE CLARIFY WHETHER PARTIAL SURRENDERS ARE TAKEN ON A LIFO, FIFO OR SOME OTHER BASIS. PLEASE ALSO DEFINE "AWA" IN THE GLOSSARY.

Agreed.

B. THE PROSPECTUS NOTES THAT DISTRIBUTION CHARGES ARE TAKEN PROPORTIONATELY OUT OF ALL ACCOUNTS, "UNLESS PROHIBITED BY STATE LAW." IF SO PROHIBITED, PLEASE CLARIFY WHAT WILL BE THE ALTERNATIVE BASIS FOR DEDUCTIONS. PLEASE CLARIFY SUPPLEMENTALLY IF THERE IS ANY METHODOLOGY USED TO DECIDE WHICH SUB-ACCOUNTS TO DEDUCT FROM.

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In some instances, state insurance departments may restrict our right to deduct certain fees, such as the distribution charge, from the Fixed Accumulation Feature. To the extent that we make these contract variations available to purchasers with affected states, we reserve the right to proportionately levy such charges against any available Sub-Account investments.

20.  SALES CHARGES (P. 21)

A. WHEN COMPUTING THE CDSC, PLEASE CLARIFY WHAT IS MEANT BY "SUBJECT TO A CDSC" (E.G., IS A PREMIUM THAT IS OUTSIDE THE CDSC PERIOD CONSIDERED TO BE SUBJECT TO THE CDSC).

As noted in the first paragraph (last sentence) of this section, this phrase is meant to refer to those deposits within the first eight years (share class B) or one year (share class C).

B. LONG-TERM CARE EXCLUSION -- PLEASE CONFIRM SUPPLEMENTALLY WHETHER THIS RIDER IS ONLY EFFECTIVE ONCE ONE EXITS THE LONG-TERM CARE FACILITY OR WHETHER THE EXCLUSION CAN BE USED ANY TIME AFTER THE FIRST 180 DAYS IN THE FACILITY UP UNTIL NINETY DAYS AFTER EXITING SUCH A FACILITY AND CLARIFY THIS POINT IN THE PROSPECTUS.

Agreed.

21.  SURRENDERS -- BEFORE THE ANNUITY COMMENCEMENT DATE (P. 23)

A. PLEASE DEFINE THE TERM "MINIMUM AMOUNT RULE".

Agreed.

B. PLEASE PROVIDE AN EXAMPLE OF HOW THE "PERIOD CERTAIN" VALUE IS CALCULATED.

Agreed.

22.  ANNUITY PAYOUTS (P. 25)

PLEASE RECONCILE THE SECOND TO LAST SENTENCE OF THE FIRST PARAGRAPH WITH THE THIRD TO LAST SENTENCE. ALSO, IF APPLICABLE, PLEASE MORE CLEARLY DESCRIBE THE BIFURCATED STRUCTURE OF ANNUITIZING YOUR ACCOUNT BALANCE; PARTICULARLY THAT FUNDS ALLOCATED THE PERSONAL PENSION ACCOUNT WILL BE ANNUITIZED UNDER ANNUITY PAYOUT OPTION TWO AND CONTRACT VALUE WILL BE ANNUITIZED UNDER ANNUITY PAYOUT OPTION 1,3,4,5, 6 OR 7.

Agreed.

23.  OPTION SEVEN (P. 26)

A. OPTION SEVEN APPEARS TO BE A DEATH BENEFIT PAYOUT OPTION, PLEASE EXPLAIN SUPPLEMENTALLY WHY IT IS LISTED AS AN ANNUITY PAYOUT OPTION. PLEASE CONSIDER MOVING THIS OPTION TO THE DEATH BENEFIT OPTION INASMUCH AS THIS IS NOT AN ANNUITY SETTLEMENT OPTION.

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This option has historically been listed as an annuitization option within the contract. It has been consolidated here for consistency but will be moved.

B. THE PROSPECTUS INDICATES THAT A BENEFICIARY MAY INVEST THE DEATH BENEFIT IN THE SEPARATE ACCOUNT, BUT PROVIDES A LIMITED DESCRIPTION OF THE RIGHTS AND CONDITIONS THAT APPLY TO THE INVESTMENT. PLEASE CLARIFY SUPPLEMENTALLY HOW THE INSURER INTENDS TO SATISFY ITS OBLIGATIONS UNDER THE 1933 ACT WITH RESPECT TO ITS INTENT TO OFFER THAT OPTION TO THE BENEFICIARY.

This death benefit settlement option electable by the beneficiary in which the death benefit can REMAIN invested in the Separate Account for up to five years, as permitted by the tax code. Once this is elected, the contract is in the death benefit settlement phase. We provide the beneficiary with prospectuses and supplements, as required by relevant securities laws.

24.  VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS (P. 28)

IN THE THIRD BULLET, PLEASE EXPLAIN THE PHRASE "WHICH PURCHASE RATES MAY VARY BASED ON THE ASPECT OF THE CONTRACT ANNUITIZED."

This clause has been deleted.

25.  WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED? (P. 29)

A. PLEASE REVISE THE FOLLOWING SENTENCE: "THESE LIMITS WILL BE APPLIED IF YOU MAKE HAVE $5 MILLION OR MORE IN TOTAL AGGREGATE ACCOUNT BALANCE."

Agreed.

B. IN THE FIRST BULLET, PLEASE CLARIFY HOW THE REDUCTION FOR PARTIAL SURRENDERS OPERATES. INCLUDE CROSS-REFERENCE TO LATER DISCUSSION.

Agreed.

26.  HOW IS THE DEATH BENEFIT PAID (P. 29)

PLEASE REVISE THE FOLLOWING LANGUAGE: "THE BENEFICIARY OF A NON-QUALIFIED CONTRACT OR IRA (PRIOR TO THE REQUIRED DISTRIBUTION DATE) MAY ALSO ELECT THE ANNUITY PAYOUT OPTION ONE. THIS OPTION ALLOWS THE BENEFICIARY TO TAKE THE DEATH BENEFIT IN A SERIES OF PAYMENTS SPREAD OVER A PERIOD EQUAL TO THE BENEFICIARY'S REMAINING LIFE EXPECTANCY." ANNUITY PAYOUT OPTION ONE PROVIDES PAYMENTS FOR LIFE; NOT FOR THE REMAINING LIFE EXPECTANCY (WHICH MAY BE LONGER OR SHORTER THAN ONE'S LIFE). PLEASE CONSIDER RENAMING THIS AS ANNUITY PAYOUT OPTION 9.

Noted. The limitation to "remaining life expectancy" is predicated on the RMD requirements for beneficiaries associated with qualified plans. We did not rename this option to avoid potential confusion with contracts which do not refer to this as an annuity payout option.

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27.  OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT (PP.30-31)

A. PLEASE CONFIRM SUPPLEMENTALLY THAT "CONTRACT VALUE (AFTER EXPENSES)" DOES NOT INCLUDE A CDSC.

Contract Value does not include the CDSC.

B. PLEASE CLEARLY DESCRIBE THE BIFURCATED STRUCTURE OF PAYING THE GUARANTEED MINIMUM DEATH BENEFIT, (I.E., THE ACCOUNT COMPONENT IS THE GREATER OF PREMIUM PAYMENTS AND CONTRACT VALUE AND THE PERSONAL PENSION ACCOUNT COMPONENT IS THE BENEFIT BALANCE. PLEASE ALSO REVISE THE BRIEF DESCRIPTION IN THE OBJECTIVE TO REFLECT HOW THE PERSONAL PENSION ACCOUNT AFFECTS THE DEATH BENEFIT.

Agreed.

C. THE GLOSSARY DEFINES CONTRACT VALUE TO INCLUDE THE VALUE IN BOTH THE SEPARATE ACCOUNT AND IN THE FIXED ACCUMULATION FEATURE AND SIMILARLY DEFINES PREMIUM PAYMENTS TO EXCLUDE AMOUNTS PAID INTO THE PERSONAL PENSION ACCOUNT. IT THUS APPEARS THAT THE GMDB EXCLUDES THOSE AMOUNTS, NOTWITHSTANDING THE FACT THAT THEY ARE SUBJECT TO FRONT END LOAD. IF THIS IS CORRECT, PLEASE HIGHLIGHT THE FACT THAT THESE AMOUNTS ARE NOT SUBJECT TO THE PRINCIPAL PROTECTION OF THE GMDB IN BOLD IN THE BEGINNING OF THIS SECTION AND IN THE PERSONAL PENSION ACCOUNT SECTION.

Agreed.

D. ARE AMOUNTS TRANSFERRED FROM THE PERSONAL PENSION ACCOUNT TO CONTRACT VALUE CONSIDERED TO BE PREMIUM PAYMENTS SUBJECT TO PRINCIPAL PROTECTION? IF YES, HOW DOES THIS AFFECT THE RIDER CHARGE?

Yes, this will be addressed.

28. OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT - WHAT EFFECT DOES PARTIAL OR FULL SURRENDERS HAVE ON YOUR BENEFITS UNDER THE RIDER? (P.31)

A. PLEASE CORRECT THE CROSS-REFERENCE TO APPENDIX C.

Agreed.

B. IN ADDITION TO THE CROSS-REFERENCE TO APPENDIX A, PLEASE INCLUDE A DESCRIPTION OF THE PROPORTIONATE REDUCTION IN A WAY THAT DOES NOT
CROSS-REFERENCE BACK TO THE CONTRACT.

Agreed.

29. OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT -- CAN YOUR SPOUSE CONTINUE YOUR DEATH BENEFIT (P. 32)

UPON SPOUSAL CONTINUATION, PLEASE CONFIRM THAT CONTRACT VALUE IS NOT INTENDED TO INCLUDE THE BENEFIT BALANCE. PLEASE ALSO CLARIFY HOW THE DEATH BENEFIT CAN BE SET TO A STATIC VALUE WHEN THE GUARANTEED MINIMUM DEATH BENEFIT IS THE GREATER OF CONTRACT VALUE AND PREMIUM PAYMENTS. (DO YOU MEAN TO SAY THAT THE GREATER OF CONTRACT VALUE AND THE DEATH BENEFIT IS AKIN TO PREMIUM PAYMENTS?)

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Contract Value, as defined in the Glossary, does not include Benefit Balance.
The description of the Personal Pension Account death benefit clarifies that it is separate from the standard or optional death benefits offered under the contract. We have provided further clarification that upon spousal continuation the death benefit increase serves as the new basis for the benefit.

30. OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT -- ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST? (PP. 32-33)

A. PLEASE DESCRIBE WHICH FUNDS FALL INTO WHICH CLASSIFICATION.

Agreed. This information will be reflected in Appendix C.

B. SINCE THE PERSONAL PENSION ACCOUNT AND FIXED ACCUMULATION ACCOUNT DO NOT FALL INTO A CLASSIFICATION, PLEASE CLARIFY WHETHER AN INVESTMENT IN EITHER OF THESE TWO OPTIONS WILL TERMINATE THE RIDER.

Agreed.

C. PLEASE CLARIFY WHETHER ONE WILL BE GIVEN NOTICE OF THE FAILURE TO COMPLY WITH INVESTMENT RESTRICTIONS.

Agreed.

D. UPON REINSTATEMENT OF THE RIDER, THE DEATH BENEFIT IS SET TO THE LESSER OF THE DEATH BENEFIT AND THE CONTRACT VALUE UPON REINSTATEMENT. PLEASE HIGHLIGHT THIS PARAGRAPH IN BOLD, AND PROVIDE AN EXAMPLE. IN ADDITION, PLEASE NOTE IN THE BEGINNING OF THE SECTION ON PAGE 30 THAT VIOLATIONS OF APPLICABLE INVESTMENT RESTRICTIONS COULD RESULT IN A SEVERE EROSION OF THE VALUE IN THE BENEFIT.

Agreed.

E. UPON REINSTATEMENT OF THE RIDER, THE DEATH BENEFIT IS SET TO THE LESSER OF THE DEATH BENEFIT AND THE CONTRACT VALUE UPON REINSTATEMENT. PLEASE CLARIFY WHETHER THIS IS A ONE-TIME REDUCTION IN THE PRINCIPAL PROTECTION (REDUCING THE PREMIUM PAYMENT ASPECT OF THE GUARANTEED DEATH BENEFIT) OR WHETHER THIS HAS THE AFFECT OF FIXING THE RIDER BENEFIT. PLEASE CLARIFY IF THIS IS THE SAME AS "RESETTING THE BASE" IN THE SPOUSAL CONTRACT CONTINUATION SECTION AND IF SO, PLEASE DESCRIBE THIS OCCURRENCE CONSISTENTLY. ALSO, IN THE FIRST SENTENCE OF THAT PARAGRAPH, PLEASE REVISE TO REMOVE THE FIRST USE OF THE TERM "DEATH BENEFIT" AS IT SEEMS ONLY THE PREMIUM PAYMENT ASPECT OF THE DEATH BENEFIT IS CHANGED.

Agreed.

31. DEFINITIONS (PP.34 -36)

A. WITH REGARD TO THE TERM "COMMUTED VALUE", PLEASE CLARIFY THE PHRASE "AS APPLICABLE TO THE SOURCE OF ASSETS ANNUITIZED".

Agreed. This reference has been removed.

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B. WITH REGARD TO THE TERM "PERSONAL PENSION ACCOUNT CONTRIBUTIONS", IF
APPROPRIATE, PLEASE CLARIFY THAT THIS AMOUNT DOES NOT INCLUDE ANY APPLICABLE SALES CHARGES.

Agreed.

32. STATE VARIATIONS (P. 36)

THE PROSPECTUS STATES THAT STATE VARIATIONS ARE SUBJECT TO CHANGE WITHOUT NOTICE. PLEASE CONFIRM SUPPLEMENTALLY THAT THE PROSPECTUS WILL BE UPDATED TO REFLECT ANY MATERIAL CHANGES IN STATE VARIATIONS.

The prospectus will be updated to reflect material changes in state variations.

33. CONTRACT MODIFICATION (P. 37)

PLEASE EXPLAIN WHY A CHANGE MAY BE MADE (E.G., CHANGES IN APPLICABLE LAW OR INTERPRETATIONS OF LAW); AND (II) WHO, IF ANYONE, MUST APPROVE ANY CHANGE AS PER
ITEM 7(C)(I) AND (II) OF FORM N-4.

Agreed.

34. HOW CONTRACTS ARE SOLD (PP. 37 -- 38)

A. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THE 5% BONUSES ARE SUBJECT TO ANY RECAPTURE PROVISIONS.

Bonuses are not subject to recapture provisions.

B. THE PROSPECTUS NOTES THAT COMMISSIONS ARE BASED ON A SPECIFIED AMOUNT OF PREMIUM PAYMENTS OR CONTRACT VALUE. PLEASE CONFIRM SUPPLEMENTALLY THAT PERSONAL PENSION ACCOUNT CONTRIBUTIONS AND THE BENEFIT BALANCE ARE NOT BASES FOR COMMISSIONS. PLEASE MAKE CORRESPONDING ADJUSTMENTS FOR WHOLESALERS (APPEARING IN THE PARAGRAPH BEFORE "COMMISSIONS").

The Benefit Balance does play a role in the payment of commissions. Deposits, which include contributions to the Personal Pension Account, form the basis of up front commissions. Account Balance, which includes the Benefit Balance, forms the basis for trail commissions. We pay no additional commissions with respect to assets moved from the PPA to Sub-accounts or FAF. Wording shall be added to this effect.

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35. TRADITIONAL IRAS (P. 47)

PLEASE CONFIRM THAT THE LAST PARAGRAPH IS APPLICABLE. (I.E., CAN THE DEATH BENEFIT EXCEED CONTRACT VALUE AND PREMIUM PAYMENTS.)

This paragraph is still applicable. The death benefit paid may exceed Contract Value or premium payments because it includes the Personal Pension Account death benefit. Thus, it will include the Benefit Balance, which grows at the credited rates.

36. APPENDIX A -- PERSONAL PENSION ACCOUNT EXAMPLES

A. IN EXAMPLE 3, PLEASE EXPLAIN IN A CLEAR FASHION WHAT IS GOING ON IN THE EXAMPLE. PLEASE REMOVE THE TERM "SUBACCOUNT" FROM "SUBACCOUNT GROSS PREMIUM (AND ADJUST THE FOOTNOTE ACCORDINGLY). PLEASE ALSO MAKE CLEAR IN THE ASSUMPTION THAT THE CONTRACT OWNER HAS YET TO MAKE CONTRIBUTIONS TO THE PERSONAL PENSION ACCOUNT.

Agreed.

B. EXAMPLE 1

I. IN THE "VALUE AFTER PARTIAL SURRENDER" COMPONENT, PLEASE EXPLAIN TO THE CONTACT OWNER WHY THE REDUCTION IS DOLLAR-FOR-DOLLAR.

Agreed.

II. IN THE "VALUE AFTER PARTIAL SURRENDER" COMPONENT, IF APPROPRIATE, IN THE FORMULA PLEASE REPLACE "DEATH BENEFIT WITHDRAWAL LIMIT" WITH "DEATH BENEFIT WITHDRAWAL LIMIT REMAINING".

Agreed.

III. PLEASE CLARIFY THAT IN THIS EXAMPLE, THE DEATH BENEFIT WOULD BE EQUAL TO THE CONTRACT VALUE.

Agreed.

C. PLEASE CONSIDER ADDING ANOTHER EXAMPLE SHOWING HOW THE GUARANTEED MINIMUM DEATH BENEFIT OPERATES WHEN THERE IS A BENEFIT BALANCE AT THE TIME OF DEATH.

Agreed.

D. PLEASE CLARIFY HOW EXAMPLE 4 OPERATES. THE REFERENCE TO "PERSONAL PENSION ANNUITY PAYOUT" USED AS A COLUMN HEADER IS INCONSISTENT WITH THE TERM USED THROUGHOUT AND IN FOOTNOTE 3. PLEASE EXPLAIN WHY THE BENEFIT BALANCE AND THE ANNUITY PAYOUT VALUE ARE THE SAME FIGURE. PLEASE EXPLAIN MORE CLEARLY HOW THE COMMUTED VALUE, PERSONAL PENSION ACCOUNT VALUE AND PERIOD CERTAIN ARE DERIVED (FOR E.G., PERIOD CERTAIN = (1000/PAYOUT RATE)?).

Agreed.

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37. RULE 12H-7

PLEASE NOTE THAT IF YOU QUALIFY FOR AND INTEND TO RELY UPON THE EXEMPTION PROVIDED BY RULE 12H-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934, YOU MUST INCLUDE A STATEMENT TO THAT EFFECT IN THE PROSPECTUS. SEE RELEASE NO. 33-8996 (SAN. 8, 2009).

We do not presently intend to rely on Rule 12h-7.

38. POWERS OF ATTORNEY

PLEASE PROVIDE POWERS OF ATTORNEY THAT RELATE SPECIFICALLY TO THESE REGISTRATION STATEMENTS AS REQUIRED BY RULE 483(B) OF THE 1933 ACT. THIS MEANS THAT EACH POWER OF ATTORNEY MUST EITHER (A) SPECIFICALLY LIST THE '33 ACT REGISTRATION NUMBER OF THE INITIAL FILING, OR (B) SPECIFICALLY NAME THE CONTRACT OR FUND WHOSE PROSPECTUS AND/OR SAI IS BEING REGISTERED.

Agreed.

39. SERIES AND CLASS IDENTIFIERS

PLEASE CONFIRM SUPPLEMENTALLY THAT THE CONTACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS.

Agreed.

40. GUARANTEES AND SUPPORT AGREEMENTS

PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE POLICY OR WHETHER THE COMPANY WILL BE PRIMARILY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE POLICY.

None.

41. FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

PLEASE CONFIRM THAT THE FINANCIAL STATEMENTS AND EXHIBITS WILL BE FILED BY A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

Agreed.

42. TANDY REPRESENTATION

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy

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and accuracy of the disclosure of this filing nor does it foreclose the
Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter

We are enclosing a redlined copy of the prospectus reflecting the revisions noted above. Once approved we will provide a pre-effective amendment to the registration statement reflecting these and other non-material edits. Please contact the undersigned or Chris Young when you are ready to discuss any responses to these comments. Thank you for your cooperation.

Sincerely,

/s/ Richard J. Wirth

Encl.

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